EGPI\Firecreek, Inc.

Corporate Executive Offices:

6564 Smoke Tree Lane
Town of Paradise Valley, Arizona

85253, USA.

Tel: (480) 948.6581,
Fax: (480) 443.1403

Firecreek Petroleum, Inc.

Corporate Headquarters

Dated: September 4 , 2007

Attention: Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: Mr. Ronald M. Winfrey

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

With courtesy copy to:

Mr. Ryan Milne

Telephone: 1 (202) 551-3688

Facsimile: 1 (202) 772-9368

Re: EGPI Firecreek, Inc., (“EGPI” or the “Company”) Form 10-KSB

for the Fiscal Year Ended December 31, 2006

Filed April 16, 2007

File No. 000-32507

Dear Mr. Skinner:

We have received your correspondence dated September 20, 2007.

This response has been numbered to coincide with your comment letter relating to the Company’s Form 10-KSB.

Proven reserves, page 24

1.

We note that you disclose the net present value (10%), which does not appear to reconcile with the disclosure of standardized measure of discounted future net cash flows in Note 17 of your consolidated financial statements. Please revise to conform the amounts of page 24 to the reserve amounts disclosed in your consolidated financial statements, or tell us why you believe the current presentation is appropriate.

Response: We have revised the table and notes on page 24 of the redline copy to reflect our 50% ownership only. Please see referenced table below as listed on page 24, which is set out as follows:

	Proven Developed	Proven Undeveloped

Lewis/ Almond	430,924 Mcf	0
Almond		869,104 Mcf
Almond CBM	0	0

Proven Developed	Net Present Value (10%) = $433,784
Proven Undeveloped	Net Present Value (10%) = $1.233,098

Total Proven Reserves:	1,300,028 Mcf (50% Working Interest)
Total Net Present Value:	$1,666,882 (50% Working Interest)

Firecreek Petroleum, Inc. is a wholly owned subsidiary of the Company.
Newport Oil Corporation is the Operator.

Management’s Discussion and Analysis or Plan of Operation, page 33

2.

We note on page 1 that the Firecreek operations were restructured in 2006. Please expand your MD&A to describe the restructuring and explain the impact of the restructuring on your results of operations, cash flows and financial position.

Response: We have expanded our discussion in the MD&A to include the requested information (please see redline copy page 34.)

Liquidity and Capital Resources, page 36

3.

We note on page F-12 that you were in default of Notes 1 and 2 of your equity credit line notes payable and appear to be in default of Notes 4 and 5, which were due in April 2006 and June 2006, respectively. To the extent that you have breached, or that it is reasonably possible that you will breach, the restrictive covenants of your equity credit line, please expand your discussion of liquidity and capital resources with your management’s discussion and analysis to describe the following:

•

steps that you are taking to avoid the breach;

•

steps that you intend to take to cure, obtain a waver of, or otherwise avoid the breach;

•

the impact or reasonably like impact of the breach on financial condition or operating performance;

•

alternate sources of funding to pay any resulting obligations or replace funding; and

•

the impact of the restrictive covenants on your ability to undertake additional debt or equity financing.

Response: We believe we have expanded our discussion of liquidity and capital resources to address these requests (please see updates in Liquidity and Capital Resources section on page 36 of the redline copy.)

Management’s Report on Internal Control Over Financial Reporting, page F-2

4.

Do not present your report on internal control over financial reporting on the letterhead    of your independent registered public accounting firm.

Response: The letterhead of the independent certified public accountants has been stricken. Please see page F-2 of the redline copy.

5.

Provide a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-B has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) for additional guidance.

Response: Please see the adjusted audit report for the changes you have noted. This can be found on page F-3 of the redline copy.

Report of Independent Registered Public Accounting Firm, page F-3

6.

We note in the first paragraph of your auditor’s report that the auditor has responsibility to express an opinion on the effectiveness of your internal control over financial reporting based on it’s audit. However, we were unable to locate such an opinion in the report. Please have your auditor revise the report to opine on the effectiveness of your internal control over financial reporting.

Response: Please see the adjusted audit report for the changes you have noted. This can be found on page F-3 of the redline copy.

      7.   We note in the sixth paragraph of your auditor’s report that your auditor expressed an unqualified opinion on your 2006 and 2005 financial statements. Please include the opinion on your consolidated financial statements in your annual report on Form 10-KSB.

Response: Please see the adjusted audit report for the changes you have noted. This can be found on page F-3 of the redline copy.

      8.  We note that the report of your independent registered public accounting firm is not signed.  Please have the auditor review and revise as needed.

Response: The signature of the independent certified public accounts has been added. This can be found on page F-3 of the redline copy.

Consolidated balance sheets, page F-4

9.

We note that the carrying value of your oil and gas properties is reported under a single line item on your balance sheet. Please provide more detailed disclosure regarding the capitalization amounts in the notes to your financial statements. See SFAS 19, par.11 and the AICPA Guide to Audits of Entities With Oil and Gas Producing Activities.

Response: Please see the expanded disclosure in Note 7 for the expanded disclosure as per SFAS 19. This can be found on page F-11 of the redline copy.

Consolidated statements of cash flows, page F-6

10.

  Please revise to begin your statements of cash flows with your Net loss, as opposed to your Net loss from continuing operations. See paragraph 28 of SFAS 95.

Response: The words “from continuing operations” have been stricken. The dollar amount remains the same. Please see page F-6 of the redline copy.

11.

Revise to provide the disclosures required by paragraph 32 of SFAS 95. In this regard, we note that the shares issued to pay the equity line are not reflected in the statement of cash flows.

Response: Please see Note 18 (Non Cash transactions) added to comply with SFAS 95 disclosure requirements listed on page F-15 of the redline copy.

Note 1. Organization of the Company and Significant Accounting Principals, page F-8

12.

  Please expand your revenue recognition policy footnote to disclose how you recognize revenue. See SAB Topic 13.B.

Response: Please see the expanded discussion of revenue and cost recognition on page F-8 of the redline copy.

13.

Please expand your policy disclosures regarding the accounting for your costs incurred related to oil and gas activities to more fully describe how you apply the successful efforts method under SFAS 19. Refer to the AICPA Guide to Audits of Entities With Oil and Gas Producing Activities for additional guidance.

Response: Please see Note 1 additional lines added regarding costs on page F-8 of the redline copy.

Note 15. Related Party Transactions, page F-14

14.

We note that you recorded an extraordinary gain on the extinguishment of debt to a former shareholder after the expiration of the statute of limitations. Please tell us how you have met the requirements of SFAS 140 in determining that you could extinguish the debt. In addition, tell us why you have classified the extinguishment as an extraordinary gain. In your response, explain how you considered the guidance in paragraph 6.a. of   FAS 145.

Response: This was an accrual for a loan from a former shareholder of a company that was dissolved in 1999.  The former controlling shareholders of the dissolved company became the controlling shareholders of the Company that effectively began in August 1999.  The note was booked in 1999 and carried forward through December 2005. However, our prior legal counsel in fiscal year 2005 advised we write off the loan balance to the former shareholder since the debt became beyond the statute of limitations for this debt and the former shareholder cannot make any claim upon the Company at this point in time.

The Company used the guidelines of SFAS 145 to account for the extinguishment of the debt.  Management concluded that the transaction was both unusual and infrequent and therefore classified as an extraordinary item in the statement of operations as per SFAS 145.

Note 12. Issuance of Convertible Debentures, page F-13

15.

We note that the convertible debentures issued in 2006 are convertible into common stock at 75% of the lowest bid price of the common stock for the fifteen days preceding conversion. Please tell us how you accounted for the debt conversion feature associated with these debentures. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of SFAS 133, the notes are convertible into a variable number of shares. Thus, the notes do not appear to be conventionally convertible and do   not appear to qualify for the scope exception from the provision of SFAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the notes) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. For additional guidance, refer to section 11.B.2. of our Current Accounting and Disclosure Issues in the Division of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfin/efacctdisclosureissues.pdf.

Response: We used EITF 98-5 guidelines using the market prices existing at issuance to determine the beneficial conversion feature.  The beneficial conversion feature is being amortized to earnings.

Note 14. Commitments and Contingencies, page F-14

16.

We note that the noteholder has not elected to enforce any of the provisions of the default. Please tell us whether you have received a waiver from the noteholder.

Response: The debt holder has informed the Company that it does not intend to enforce any of the penalty provisions on any of the debt owed.  However, for the sake of conservatism, we have elected to treat the penalty provisions as a contingent liability that is estimable but not probable a liability has been incurred based on the statements of the debt holder

Note 17. Supplemental Information on Natural Gas Operations, page F-15

17.

Please provide the disclosures set forth in illustrations 2 and 5 of SFAS 69 to the extent applicable. Refer to paragraphs 21 to 23 and 30 to 34 and in SFAS 69 for additional   guidance.

Response: Please see expanded disclosures in Note 17 listed in page F-15 of the redline copy.

18.

We note that you hold 50% working interest in the Ten Mile Draw Field. Please clarify whether the amounts reported within Note 17 represent your 50% working interest or the entire interest. Note that SFAS 69 requires that the disclosure should not include reserves relating to interests of others.

Response: We have added the clarification to Note 17 that the information provided represents the 50% working interest in the field. Please see Note 17 page F-15 of the redline copy.

Controls and Procedures, page 37

19.

Please revise your disclosure regarding changes in your internal controls to disclose any change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B for additional guidance.

Response: We have revised the noted disclosures that we believe addresses changes in our internal controls listed on page 37 of the redline copy.

Option Issuances, page 49

20.

We note on page 50 that you have outstanding at least 8 million options as of December 31, 2006. Please address the following:

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Disclose your accounting policy describing how you account for share based compensation:

Response: The Company applies SFAS No. 123, “Accounting for Stock-Based Compensation” to account for warrant issues.

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Provide the disclosures set forth in paragraphs 64, 65, A240 and A241of SFAS 123(R) to the extent applicable; and

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Explain to us in detail how you accounted for the option issuances in your consolidated financial statements.

Response: All warrants granted are recorded at fair value using a generally accepted option pricing model [Black Scholes] at the date of the grant.  For purposes of determining compensation expense under SFAS 123, the fair value of each warranted granted is measured at the date of the grant by the option pricing model with the following assumptions; the dividend yield is 0% for fiscal years 2005 and 2006, volatility is 20% for fiscal years 2005 and 2006, and the risk free interest rate is 2% and 4% for fiscal years 2005 and 2006, respectively.

During fiscal year 2005, the Company issued 36,575,000 warrants to purchase common stock to debenture holders and consultants. The Company applied an option pricing model to determine the fair value of the warrants issued and recorded $316,926 in consulting expense in the statement of operations reflecting the fair market value of the warrants issued.

During the fiscal year ended December 31, 2006, the Company issued 5,500,000 warrants to consultants and recorded an expense of $5,407.

Please see Note 9 discussing SFAS 123 and assumptions used for 2005 and 2006 on page F-11 of the redline copy.

Exhibits 31.2 and 32.2

21.

Please remove the title of the officer in the first line. See Item 601(b)(31) of Regulation S-B.

Response: We have removed the title of officer in the first line of Exhibits 31.2 and 32.2. Please see the last three pages of the redline draft marked Exhibits 31.2 and 32.2.

Engineering Comment

Notes to the Consolidated Financial Statements, page F-8

Supplemental Information on Natural Gas Operations, page F-15

22.

We note your proved reserve disclosure. Please submit to us the petroleum engineering  reports – in hard copy and electronic spreadsheet format- you used as the basis for your 2006 proved reserve disclosures. The report should include:

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One-line recaps for each property/well sorted by field within each proved reserve category including the date of first booking and the estimated date of first production for your proved undeveloped properties:

•

Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties:

•

Individual income forecasts for each property/well as well as the AFE for each of the PUD locations:

•

Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of the two largest properties in the proved developed and proved undeveloped category. Please include base maps for each field that identify existing well and PUD locations as well as producing status. You may contact us for assistance in this or any other matter.

Response: We believe that the items requested are included in the Petroleum Engineering and Geologist Reserve Report submitted with this response, with exception of the AFE request for each of the PUD locations, as was unavailable at that time and was estimated by the Petroleum Engineer and included in their Report. Also please note our then internal estimated date of first production for the proved undeveloped reserves was late September or October 2007. In addition, the Power Tools software program used by the Petroleum Engineer and Geologist is incompatible with our computer system; therefore we are unable to supply an electronic spreadsheet. Please refer to the hard copy of the Report supplied with this submission.

Further, in connection with this response, the Company acknowledges the following:

i) That it is responsible for the adequacy and accuracy of the disclosure in the filing:

ii) That Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

iii) That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has responded to all of the Staff’s comments. If you have any questions or if there is anything I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Cordially,

EGPI Firecreek, Inc.

Dennis R. Alexander

Chairman, President, CFO